Trio Petroleum Corp.

4115 Blackhawk Plaza Circle, Suite 100

Danville, CA 94506

March 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Trio Petroleum Corp. (CIK 0001898766)
Registration Statement No. 333-267380 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Trio Petroleum Corp. (the “Registrant”) hereby withdraws its request submitted on March 9, 2023 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), for March 14, 2023 at 4:30 p.m., Eastern Time.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Richard Bass at (212) 547-5476. The Company hereby authorizes Mr. Bass to orally modify or withdraw this request for acceleration.

Very truly yours,

Trio Petroleum Corp.

By:	/s/ Frank C. Ingriselli
Frank C. Ingriselli Chief Executive Officer